September 2, 2010
Michael R. Clampitt, Esq.
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:	Oriental Financial Group Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2010 Form 10-Q for Fiscal Quarter Ended June 30, 2010 File No. 001-12647
Dear Mr. Clampitt:
              We are responding to your letter, dated August 27, 2010, relating to the above-referenced filings of Oriental Financial Group Inc. (the “Group”). Each of your comments is set forth below, together with our responses. For your ease of reference, we have repeated each of your questions or comments, in bold face, immediately prior to our response.
Form 10-K for the Year Ended December 31, 2009
Item 13. Certain Relationships and Related Transactions, and Director Independence
Certain Relationships and Related Transactions, page 42 of Definitive Proxy Statement on Schedule 14A
1.	We note the disclosure on page 42 that loans to related persons were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.
              We hereby confirm that loans to related persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. We will revise our disclosure in future filings accordingly.

Form 10-Q for Fiscal Quarter Ended March 31, 2010
Notes to Unaudited Consolidated Financial Statements
Note 2 — Investments, page 11
2.	We note your response to comment 9 in our letter dated July 29, 2010. Please tell us in detail how you developed the credit loss assumptions in your discounted cash flow analysis related to your non-agency collateralized mortgage obligations and structured credit investments at June 30, 2010, March 31, 2010 and December 31, 2009.
              The credit loss assumptions used by the Group in its discounted cash flow analysis for non-agency collateralized mortgage obligations are based on a model developed by a third party that uses individual loan-level inputs (e.g., rate of return) that result in expected contractual cash flows. The Group analyzes the underlying loan data based on the security’s structure and based on the following factors that determine the expected cash flows that the security will receive from the underlying pool of loans:
•	Probabilities of default:
o	Residential mortgage loans are identified by transition stages that are based on the delinquency status of each loan, and for modeling purposes, roll rates are used in the model to estimate the transition of such loans from one stage to another as part of a loan default modeling process. Loan transition estimates are based on several drivers that include, to the extent available, the following: property type; product type; occupancy; loan purpose; loan documentation; lien type; time to payment shock (which primarily applies to adjustable rate mortgages (ARMs)); effective loan to value ratio (LTV); change of monthly LTV; credit scores of borrowers; debt to income ratio; mortgage rate; initial interest rate spread; loan age; and delinquency history.
•	Prepayment modeling:
o	Prepayment estimates are applied also on a loan-level basis. The main factor of prepayment modeling is refinancing behavior, which is tied to market interest rates. In addition to market rates and how these affect prepayment modeling, prepayment estimates are calculated based on additional drivers that include the following: housing turnover; refinancing purpose; cash-out purpose; consideration of full pay-offs, partial prepayments and curtailments; and seasonality.
•	Loss Severity modeling:
o	In addition to being able to forecast the rate of default on residential mortgage loans, particularly “subprime” loans, the model also includes projections of the realized loss amount on the loans that do default. Such “loss severity” projections are based on the following drivers: property values, which are affected by its location; property type; occupancy type, which relates to whether the properties are for investment purposes, owner-occupied (primary residence) or second homes; and delinquency status at time of liquidation.
              The factors listed above are used to determine the security’s future expected cash flows. These future cash flows are then discounted based on the instrument’s book yield to arrive at their present value. The present value is then compared to the amortized cost of the security, and any shortfall in the present value is considered to be the credit loss, which is recognized in earnings.
              The determination of the credit loss assumption in the discounted cash flow analysis related to the Group’s structured credit investments is similar to the one used for the non-agency collateralized mortgage obligations, the difference being that the underlying data for each type of security is different, which affects the cash flow calculations. In the case of the CLOs, the determination of the future cash flows is based on the following factors:
•	Identification of the estimated fair value and contractual coupon of the loans underlying the CLO. This information is obtained directly from the trustee’s reports for each CLO security.

•	Calculation of the yield-to-maturity for each loan in the CLO, and determination of the interest rate spread (yield less the risk-free rate).

•	Estimated probabilities of default for each loan in the CLO. These are based on the credit ratings for each company in the structure, and this information also is obtained directly from the trustee’s reports for each CLO security. The default probabilities are adjusted based on the credit rating assuming the highest default probabilities for the loans of those entities with the lowest credit ratings. In addition to determining the current default probabilities, estimates are developed to calculate the cumulative default probabilities in successive years. Market-implied default rates are used to determine the probabilities of default. These compare favorably to historical credit ratings-based default rates.

•	Once the probabilities of default are estimated, the average numbers of defaults is calculated for the loans underlying each CLO security. In those cases where defaults are deemed to occur, a recovery rate is applied to the cash flow determination at the time in which the default is expected to occur. The recovery rate is based on average historical information for similar securities, as well as the actual recovery rates for defaults that have occurred within the pool of loans underlying the securities owned by the Group.

•	One hundred simulations are carried out and run through a cash flow engine for the underlying pool of loans in each CLO security. Each one of the simulations uses different default estimates and forward yield curve assumptions.
              As mentioned earlier in the case of the non-agency collateralized mortgage obligations, the factors listed above are used to determine the future expected cash flows for each CLO security. The Group calculates an average of the future cash flows and discounts them based on the instrument’s book yield to arrive at their present value. This present value is compared to the amortized cost of the security, and any shortfall in the present value is considered to be the credit loss, which is recognized in earnings. This methodology has been consistently applied for the three periods referred to in this letter, which are December 31, 2009, March 31, 2010 and June 30, 2010.
3.	In this regard tell us if you used 10-year historical information in developing your assumptions as discussed in Exhibit A under discussion of the CLOs. If you did, tell us how you considered the specific structure of your securities, the underwriting characteristics of your securities and current economic and credit trends (e.g., ratings downgrades) in determining that a 10-year historical time frame was appropriate. Specifically, tell us how you considered the underwriting characteristics of your securities and the current economic and credit trends (e.g. ratings downgrades) in developing your credit loss assumptions.
              No, however, the 10-year historical information of the CLOs is intended as a reference point that shows us the historical default and recovery rates for similar instruments, but is not the underlying factor in the determination of the credit loss assumptions for the CLOs. The 10-year historical time frame is appropriate for such purpose because the CLO tranches purchased by the Group have an original term to maturity of ten years.
              The Group does consider the specific characteristics and structure of the CLO securities in the determination of the cash flows expected to be received by the Group over the term of the instrument, since the structure itself has an impact on the distribution of the principal and interest received from the underlying pool of loans. The Group invested in the “C” tranche in each of the three CLOs that it owns, which provide credit enhancement levels in the range of 7.5% to 26.2% of subordination. The methodology used by the Group in developing its credit loss assumptions is set forth in the response to comment two above.
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Exhibit 10.1
4.	We note that certain exhibits and signature pages have been omitted from Exhibit 10.1. Please amend the Form 10-Q to file the agreement in its entirety.

              As discussed with the Commission staff, we will file the Securities Purchase Agreement in its entirety with all exhibits and conformed signature pages as an exhibit to the Form 10-Q for the quarter ending September 30, 2010.
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              As requested, we hereby acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
              Please do not hesitate to contact the undersigned if you have any questions or if you require additional information regarding this matter.
Respectfully submitted,
/s/ José Rafael Fernández
José Rafael Fernández
President and CEO

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